SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. ______)*

                        HILB, ROGAL AND HAMILTON COMPANY


                                (Name of Issuer)


                           COMMON STOCK (NO PAR VALUE)


                         (Title of Class of Securities)

                                   431294 10 7


                                 (CUSIP Number)

                             Carole A. Masters, Esq.
                   Phoenix Home Life Mutual Insurance Company
                                One American Row
                             Hartford, CT 06102-5056
                            TELEPHONE (860) 403-5000


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   MAY 3, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                              (Page 1 of 58 pages)

                                  SCHEDULE 13D

-------------------------------                        -------------------------
CUSIP No. 431294 10 7                                    Page 2 of 58 pages
-------------------------------                        -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      (a) Phoenix Home Life Mutual Insurance Company (Tax ID #06-0493340)
      (b) PM Holdings, Inc. (Tax ID #06-1065485)

--------------------------------------------------------------------------------
  2
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                       ___
                                                                      /__/

                                                                       (b)
                                                                       ___
                                                                      /__/

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                       ___
                                                                      /__/

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      (a)  Phoenix Home Life Mutual Insurance Company - New York
      (b)  PM Holdings, Inc. - Connecticut
--------------------------------------------------------------------------------
      NUMBER OF        7  SOLE VOTING POWER
       SHARES             (a)  PM Holdings, Inc. initially - 1,832,075 shares
     BENEFICIALLY         (b)  Phoenix Home Life Mutual Insurance Company
      OWNED BY                 initially - 439,560 shares
        EACH              (c)  After transfer from PM Holdings, Inc. - 2,271,635
      REPORTING                shares
     PERSON WITH
                       ---------------------------------------------------------
                       8  SHARED VOTING POWER
                       ---------------------------------------------------------
                       9  SOLE DISPOSITIVE POWER   Phoenix Home Life Mutual
                                       Insurance Company - 2,271,635 shares
                       ---------------------------------------------------------
                       10 SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     (a) Phoenix Home Life Mutual Insurance Company - 2,271,635 shares
     (b) PM Holdings, Inc. -0-
--------------------------------------------------------------------------------
 12
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       ___
                                                                      /__/

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.6%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     (a) Phoenix Home Life Mutual Insurance Company - IC
     (b) PM Holdings, Inc. - CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              (Page 2 of 58 pages)

Item 1.   SECURITY AND ISSUER

          This Statement relates to the shares of Common Stock, no par value (the "Shares"), of Hilb Rogal and Hamilton Company, a Virginia corporation (the "Company"). The principal executive offices of the Company are located at 4235 Innslake Drive, Glen Allen, Virginia 23060.

Item 2.   IDENTITY AND BACKGROUND

          Phoenix Home Life Mutual Insurance Company ("PHL") is a New York mutual life insurance company. PM Holdings, Inc. ("PM Holdings") is a Connecticut corporation and a wholly-owned subsidiary of PHL. The principal executive offices of PHL and PM Holdings are located at One American Road, Hartford, Connecticut 06115. PHL is a mutual life insurance company engaged in the life and health insurance and annuities business and the investment management business. PM Holdings is a holding company for certain indirect subsidiaries of PHL.

          Set forth in Schedule A hereto is the name, business address and present principal occupation or employment of each Director and executive officer of PHL and of PM Holdings. None of such persons beneficially owns any Shares or other equity securities of the Company, except that David W. Searfoss, Executive Vice President and Chief Financial Officer of PHL, beneficially owns 1,000 Shares. Each of such persons is a United States citizen.

          Neither PHL nor PM Holdings, nor, to the best of such companies' knowledge, any of their Directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the past five years, or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS

          On May 3, 1999, PM Holdings acquired 865,042 Shares and $22,000,000 principal amount of the Company's 5 1/4 % Convertible Subordinated Debentures due 2014 (the "Convertible Debentures") from the Company in exchange for all of the shares of Common Stock of American Phoenix Corporation, a Connecticut corporation ("APC"), owned by PM Holdings, which shares represented 85% of the total number of outstanding shares of APC capital stock. APC operates, through subsidiaries, property and casualty insurance agencies and premium finance companies. The Shares and Convertible Debentures (together, the "Purchase Price") were issued to PM Holdings pursuant to a Stock Purchase Agreement, dated as of March 29, 1999 (the "Stock Purchase Agreement"), among the Company, PM Holdings, PHL and Martin L. Vaughan, III ("Vaughan"). The Purchase Price is subject to adjustment, based upon the Tangible Net Worth (as defined) of APC as of the Closing Date as determined by a post-closing audit of APC. In addition, PHL received from the Company $10,000,000 principal amount of

                              (Page 3 of 58 pages)

Convertible Debentures and $150,000 in cash in consideration of certain non-competition covenants granted by PHL pursuant to the Stock Purchase Agreement.

          Pursuant to the Stock Purchase Agreement, at the Closing PM Holdings contributed $19,805,898 in cash as a capital contribution to APC. Such funds were used to pay all bank indebtedness of APC remaining after giving effect to a concurrent payment by the Company to one of such banks of approximately $45,029,063 in payment of such indebtedness of APC. Payment of such bank indebtedness had been guaranteed by PHL. The cash required for such capital contribution by PM Holdings was derived from its working capital.

Item 4.   PURPOSE OF TRANSACTION

          The sale BY PM Holdings of its 85% equity interest in APC was made as part of a strategic decision by PHL to concentrate more fully on its core life and health insurance and annuity business and its investment management business. As more fully described in Item 6 hereof, pursuant to a Voting and Standstill Agreement, dated as of May 3, 1999, among PM Holdings, PHL and the Company (the "Voting and Standstill Agreement"), Robert W. Fiondella, the Chairman of the Board and President and Chief Executive Officer of PHL, and David W. Searfoss, Executive Vice President and Chief Financial Officer of PHL, are to be elected as Directors of the Company in June, 1999 to fill vacancies on the Company's 13 member Board of Directors.

          Except for the election of Messrs. Fiondella and Searfoss as Directors of the Company and the other matters provided for in the Voting and Standstill Agreement, neither PHL nor PM Holdings has any plans or proposals which relate to or would result in any of the actions or transactions described in paragraphs
(a) through (j) of Item 4 of Schedule 13D. However, subject to the provisions of the Voting and Standstill Agreement, PHL and PM Holdings reserve the right in the future to acquire additional Shares or to sell or otherwise dispose of the Shares and Convertible Debentures acquired pursuant to the Stock Purchase Agreement or to propose any of the other transactions or matters described in
Item 4 of Schedule 13D.

Item 5.   INTEREST IN SECURITIES OF THE COMPANY.

          Immediately following the Closing, on May 3, 1999 PM Holdings transferred to PHL all of the 865,042 Shares and $22,000,000 principal amount of Convertible Debentures which PM Holdings received as the Purchase Price pursuant to the Stock Purchase Agreement. The aggregate of $32,000,000 principal amount of Convertible Debentures beneficially owned by PHL are convertible, at any time after the 60th day following the Closing, into 1,406,593 Shares at a conversion price of $22.75 per share (subject to adjustment pursuant to anti-dilution provisions). Thus, PHL may be deemed to be the beneficial owner of an aggregate of 2,271,635 Shares which, based on information furnished by the Company, constituted approximately 15.6% of the Shares outstanding after giving effect to the Closing and assuming conversion of the Convertible Debentures.

          David W. Searfoss, Executive Vice President and Chief Financial Officer of PHL and

                              (Page 4 of 58 pages)

Vice President and Chief Financial Officer of PM Holdings, beneficially owns 1,000 Shares which he purchased on April 16, 1999 at a purchase price of $18.625 per Share.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

          Pursuant to the Stock Purchase Agreement, at the Closing PM Holdings and PHL entered into the Voting and Standstill Agreement, pursuant to which, among other things, the Company agreed (i) to increase the size of its Board of Directors from nine to 13 Directors and to fill three of the resulting vacancies with Robert W. Fiondella, the Chairman of the Board, President and Chief Executive Officer of PHL, and another designee of PHL (the "PHL Designee"), and with Vaughan, who was the President of APC and who entered into an employment agreement with the Company to serve as the Chief Operating Officer of the Company, and (ii) to nominate and recommend Mr. Fiondella and the PHL Designee for election as Directors during the ten-year term of the Voting and Standstill Agreement, provided that such obligation will terminate as to the PHL Designee if PHL's beneficial ownership of Shares is less than 10% of the outstanding Shares assuming conversion of the Convertible Debentures (the "Adjusted Outstanding Shares"). PHL has designated David W. Searfoss, Executive Vice President and Chief Financial Officer of PHL, as the initial PHL Designee. It is contemplated that Messrs. Fiondella, Searfoss and Vaughan will be elected as Directors immediately following the Company's Annual Meeting of Stockholders scheduled to be held in June 1999.

          Pursuant to the Voting and Standstill Agreement, PHL and PM Holdings agreed, among other things, during the term of the Voting and Standstill Agreement not to (i) acquire 20% or more of the Adjusted Outstanding Shares,
(ii) propose or solicit any other person with respect to any tender or exchange offer, recapitalization, merger or other business combination involving the Company (other than any such transaction that has been approved by the Board of Directors or as to which the Board of Directors remains neutral or does not propose or recommend rejection thereof), (iii) participate in a proxy or consent solicitation with respect to the voting of Shares or become a "participant" in an election contest with respect to the Company or (iv) take other specified actions seeking to control the management or policies of the Company. PHL and PM Holdings also agreed to vote or cause to be voted the Shares beneficially owned by them during the term of the Voting and Standstill Agreement in accordance with the recommendation of the Board of Directors with respect to the election of Directors and with respect to any transaction to be effected with the Company in connection with an unsolicited tender offer or exchange offer, any election contest or any other attempt to acquire control of the Company and, for a period of five years following the Closing Date, in accordance with the recommendation of the Board of Directors with respect to negotiated mergers, acquisitions, divestitures and similar transactions requiring a vote of shareholders of the Company.

          The Voting and Standstill Agreement also contains certain restrictions on transfers of the Company's securities owned by PHL and PM Holdings, including the transfer thereof to any person who owns, or who after such transfer would own, more than 9.9% of the outstanding Shares as of the date of the transfer (as adjusted pursuant to Rule 13d-3(d)(1)(i) under the

                              (Page 5 of 58 pages)

Securities Act of 1934, as amended) with certain exceptions, including a transfer pursuant to a tender or exchange offer not approved or recommended by the Board of Directors in which more than 67% of the outstanding Shares have been tendered by shareholders of the Company other than PHL or PM Holdings or their affiliates.

          At the Closing, PHL and PM Holdings also entered into a Registration Rights Agreement, dated as of May 3, 1999, with the Company pursuant to which PHL and PM Holdings are afforded certain demand and piggyback registration rights under the Securities Act of 1933, as amended, with respect to the Shares beneficially owned by them, including the Shares issuable upon conversion of the Convertible Debentures (but not the Convertible Debentures themselves). PHL and PM Holdings may exercise such registration rights so long as they beneficially own in excess of 10% of the Adjusted Outstanding Shares or are otherwise deemed to be "affiliates" of the Company.

          The foregoing summaries of the Voting and Standstill Agreement and the Registration Rights Agreement do not purport to be complete and are qualified by reference to such Agreements, copies of which have been filed as Exhibits to this Schedule 13D.

          Except as set forth in this Item 6 and elsewhere in this Schedule 13D, neither PHL, PM Holdings nor any of their respective officers or Directors have any contracts, arrangements, understandings or relationships with respect to securities of the Company that are required to be disclosed by Item 6 of
Schedule 13D.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          (1) Stock Purchase Agreement, dated as of March 29, 1999, among the Company, PM Holdings, PHL and Vaughan, incorporated by reference to Exhibit 2 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1998.

          (2) Voting and Standstill Agreement, dated as of May 3, 1999, among the Company, PM Holdings and PHL.

          (3) Registration Rights Agreement, dated as of May 3, 1999, among the Company, PM Holdings and PHL.

                              (Page 6 of 58 pages)

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


 Date:  May 12, 1999
                                        PHOENIX HOME LIFE MUTUAL INSURANCE
                                        COMPANY



                                       By: S/ DAVID W. SEARFOSS
                                           David W. Searfoss
                                           Executive Vice President
                                           and Chief Financial Officer

                                       PM HOLDINGS, INC.



                                       By: /S/ DAVID W. SEARFOSS
                                            David W. Searfoss
                                            Vice President and
                                            Chief Financial Officer

                              (Page 7 of 58 pages)

                                  EXHIBIT INDEX



                                 PAGE NUMBER IN
                              SEQUENTIALLY NUMBERED

     EXHIBIT NUMBER                 TITLE                          ORDER

        Exhibit 1          Stock Purchase Agreement
        Exhibit 2          Voting and Standstill Agreement          17
        Exhibit 3          Registration Rights Agreement            42

                              (Page 8 of 58 pages)

                   PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY

                                                                      Schedule A

                                  DIRECTORS

NAME                          PRESENT PRINCIPAL OCCUPATION/ BUSINESS ADDRESS

Sal H. Alfiero                Chairman and Chief Executive Officer
                              Mark IV Industries, Inc.
                              501 John James Audubon Parkway
                              Amherst, NY 14226-0810
                              (Manufacturer)

J. Carter Bacot               Chairman and Chief Executive Officer
                              The Bank of New York
                              48 Wall Street, 3rd Floor
                              New York, NY  10286

Richard H. Booth              Executive Vice President
                              Phoenix Home Life Mutual Insurance Company
                              One American Row
                              Hartford, CT  06102-5056

Peter C. Browning             President and Chief Executive Officer
                              Sonoco Products Company
                              One North Second Street
                              P. O. Box 160
                              Hartsville, SC  29550-0160

                              (Page 9 of 58 pages)

Arthur P. Byrne               President, Chief Executive Officer and Chairman
                              The Wiremold Company
                              60 Woodlawn Street
                              West Hartford, CT  06110

Richard N. Cooper             Professor
                              Center for International Affairs
                              Harvard University
                              1737 Cambridge Street, Room 403
                              Cambridge, MA  02138

Gordon J. Davis               Partner
                              LeBoeuf, Lamb Greene & MacRae
                              125 West 55th Street
                              New York, NY 10019
                              (Attorneys)

Robert W. Fiondella           Chairman, President and Chief Executive Officer
                              Phoenix Home Life Mutual Insurance Company
                              One American Row
                              Hartford, CT  06102-5056

Jerry J. Jasinowski           President
                              National Association of Manufacturers
                              1331 Pennsylvania Avenue, N.W.
                              Suite 1500 North
                              Washington, DC 20004

                              (Page 10 of 58 pages)

  John W. Johnstone           Chairman
                              Governance and Nominating Committees
                              Arch Chemicals, Inc.
                              191 Post Road West
                              Westport, CT  06880

Marilyn E. LaMarche           Limited Managing Director
                              Lazard Freres & Co. L.L.C.
                              30 Rockefeller Plaza
                              New York, NY  10020

Philip R. McLoughlin          Chairman and Chief Executive Officer
                              Phoenix Investment Partners, Ltd.
                              56 Prospect Street
                              Hartford, CT  06115-0480

Indra K. Nooyi                Senior Vice President
                              PepsiCo., Inc.
                              700 Anderson Hill Road
                              Purchase, NY  10577

Robert F. Vizza               President and Chief Executive Officer
                              The DeMatteis Center of St. Francis Hospital
                              Northern Boulevard
                              Old Brookville, NY  11545

                              (Page 11 of 58 pages)

Robert G. Wilson              Retired
                              Key Colony III, Apt. 1127
                              151 Crandon Boulevard
                              Key Biscayne, FL 33149

Dona D. Young                 Executive Vice President and General Counsel
                              Phoenix Home Life Mutual Insurance Company
                              One American Row
                              Hartford, CT  06102-5056


                               EXECUTIVE OFFICERS


NAME                          PRESENT PRINCIPAL OCCUPATION/BUSINESS ADDRESS*


Richard H. Booth              Executive Vice President

Carl T. Chadburn              Executive Vice President

Robert W. Fiondella           Chairman, President and Chief Executive Officer

Philip R. McLoughlin          Chairman and Chief Executive Officer
                              Phoenix Investment Partners, Ltd.
                              56 Prospect Street
                              Hartford, CT 06115-0480

* Except as otherwise noted, the business address of each Executive Officer is c/o Phoenix Home Life Muual Insurance Company, One American Row, Hartford, CT 06102-5056

                              (Page 12 of 58 pages)

NAME                          PRESENT PRINCIPAL OCCUPATION/BUSINESS ADDRESS*

David W. Searfoss             Executive Vice President

Dona D. Young                 Executive Vice President and General Counsel

Kelly J. Carlson              Senior Vice President

Robert G. Chipkin             Senior Vice President

Martin J. Gavin               Senior Vice President

Randall C. Giangiulio         Senior Vice President
                              Phoenix Home Life Mutual Insurance Company
                              100 Bright Meadow Boulevard
                              Enfield, CT  06082

Edward P. Hourihan            Senior Vice President

Joseph E. Kelleher            Senior Vice President

Robert G. Lautensack          Senior Vice President

Maura L. Melley               Senior Vice President

* Except as otherwise noted, the business address of each Executive Officer is c/o Phoenix Home Life Muual Insurance Company, One American Row, Hartford, CT 06102-5056

                              (Page 13 of 58 pages)

NAME                          PRESENT PRINCIPAL OCCUPATION/BUSINESS ADDRESS*

David R. Pepin                Senior Vice President

Robert E. Primmer             Senior Vice President

Frederick W. Sawyer, III      Senior Vice President

Simon Y. Tan                  Senior Vice President

Anthony J. Zeppetella         Senior Vice President
                              Phoenix Home Life Mutual Insurance Company
                              56 Prospect Street
                              Hartford, CT  06115

Walter H. Zultowski           Senior Vice President



                                PM HOLDINGS, INC.

                                    DIRECTORS

NAME                          PRESENT PRINCIPAL OCCUPATION/ BUSINESS ADDRESS

* Except as otherwise noted, the business address of each Executive Officer is c/o Phoenix Home Life Muual Insurance Company, One American Row, Hartford, CT 06102-5056

                              (Page 14 of 58 pages)

Richard H. Booth              Same as Above

Carl T. Chadburn              Same as Above


NAME                          PRESENT PRINCIPAL OCCUPATION/ BUSINESS ADDRESS

Robert W. Fiondella           Same as Above

Martin J. Gavin               Same as Above

Philip R. McLoughlin          Same as Above

Frederick W. Sawyer, III      Same as Above

David W. Searfoss             Same as Above

Dona D. Young                 Same as Above



                               EXECUTIVE OFFICERS


NAME                          PRESENT PRINCIPAL OCCUPATION/ BUSINESS ADDRESS          POSITION WITH PM HOLDINGS, INC.

Robert Fiondella              Same as Above                                           President

Richard H. Booth              Same as Above                                           Vice President

Carl T. Chadburn              Same as Above                                           Vice President

Martin J. Gavin               Same as Above                                           Vice President

Philip R. McLoughlin          Same as Above                                           Vice President

Frederick W. Sawyer, III      Same as Above                                           Vice President

NAME                          PRESENT PRINCIPAL OCCUPATION/BUSINESS ADDRESS           Position with PM Holdings

                             (Page 15 of 58 pages)


David W. Searfoss             Same as Above                                           Vice President and Chief Financial Officer

Dona D. Young                 Same as Above                                           Vice President and General Counsel

--------
                             (Page 16 of 58 pages)